Exhibit 99.1
ArcelorMittal publishes convening notice for its Annual General Meeting of shareholders

29 March 2024, 08:00 CET
ArcelorMittal (the ‘Company’) announces the publication of the convening notice for its Annual General Meeting of shareholders (the ‘General Meeting’), which will be held on 30 April 2024 at 3 p.m. CET at the Company’s registered office, 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of 16 April 2024 at midnight (24:00 hours CET) (the ‘Record Date’).

The convening notice, the Annual Report 2023, the Form 20-F 2023, the voting forms and all other meeting documentation will be available on ArcelorMittal's website www.arcelormittal.com under Investors – Equity investors – Shareholders events – AGM – Annual General Meeting of shareholders, 30 April 2024. Shareholders may obtain a soft copy of the Annual Report 2023 (in English) by making a request by e-mail to investor.relations@arcelormittal.com unless they specify that they would like to receive free of charge a hard copy by mail (in which case they should provide the relevant postal address) or at the Company’s registered office.

The Company also announces that as of 28 March 2024 Mrs. Karyn Ovelmen has stepped down from her position as chair of the Board’s Audit & Risk Committee. The new chair of the Company’s Audit & Risk Committee will be appointed at the next Board of Directors meeting and Mrs. Ovelmen will hold the position on a caretaker basis until 30 April 2024. Mrs. Ovelmen will continue to serve as the Company’s Lead Independent Director.

ENDS
About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com